Rule 12g3-2(b) File No. 82/5168



orange

Orange SA
Siège social
6 place d'Alleray
75015 PARIS Cedex 15
France

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A



26 March 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168



Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,



Alan Shedden
Assistant Company Secretary

Enclosures: - Press release dated 26 March 2002 "Orange announces brand launch in Slovakia",
- Press release dated 26 March 2002 "Update on MobilCom discussions",
- Orange Consolidated financial statements, as at and for the years ended 31 December 2001, 2000 and 1999,

dlw 3/29

# ORANGE ANNOUNCES BRAND LAUNCH IN SLOVAKIA

**London, 26 March 2002.** Orange SA, one of Europe's largest communications companies, today announced that Globtel, its Slovakian mobile business, has rebranded to Orange.

Orange SA was created through the merger of Orange plc and the majority of France Telecom's wirefree™ businesses, and has operations in 20 countries, serving more than 39 million controlled customers worldwide.

Orange launched in the UK in 1994 as the newest entrant into the market, bringing with it a vision of simple and intuitive communications. The Orange brand has since been successfully introduced in Denmark, France, Switzerland, and now, Slovakia.

Brigitte Bourgoin Executive Vice President Southern and Central Europe and the Americas, Orange, said: "The launch of the Orange brand in Slovakia is yet another milestone on the road to Orange becoming the world's first global communications brand. We intend to build on successful brand launches in France and Denmark and our intention is to have a branded presence in markets covering 1.5bn people by 2005. Slovakia is of particular strategic importance, given our existing interest in Eastern Europe, and our intention to become Europe's no. 1 mobile player."

Pavol Lancaric, CEO Orange Slovensko, said: "We want to provide our customers with first-class services and as part of an international group, it may not be long before a Slovakian Orange customer will be able to access a range of common services and products across Europe. The launch of Orange will bring creativity, innovation and top quality services to Slovakia and ensure that our customers benefit from more choice, more options and better value."

- As part of the launch, Orange Slovensko announced several key initiatives, including:

  **new products and services**:

  - **Flexi** - A new postpaid product offering inclusive minutes and a flat rate for SMS messages.
  - **Trio** - prepaid proposition allowing users to choose their own off-peak hours as well as offering a flat rate for SMS messages.

  **For business customers:**

  - **Orange Data VPN** - offering business customers VPN connections and enabling effective real-time communication.

- **customer service:**

  Globtel is already recognised for outstanding customer service. New initiatives include monthly customer satisfaction surveys, and a certification programme for its advisors.

- **commercial launch**

  The Orange launch is supported by a television, press and outdoor advertising campaign which began earlier in March and will run into the summer.

ENDS

<u>**Additional note**</u>

**London, 26 March 2002.** TA Orange, the joint venture between Orange SA, TelecomAsia and the Charoen Pokphand Group, today announced the full public launch of its service in Thailand following its network launch in December 2001.

TA Orange is building a nationwide 1800 MHz wirefree™ communications network to deliver innovative 2.5G services to its customers in Thailand under the Orange brand name. It initially launched its network in December 2001 to TA Orange staff and has since focused on improving the quality of the service before undertaking a full public launch.

As part of the launch, TA Orange announced several key initiatives including:

**New products and services:**

- Orange Talk Plan "Founders Program" – giving customers extra talk time if they register for the TA Orange service by 30 April 2002
- Orange Just Talk "Friends and Family" – a special offer giving reduced rates for the 5 Friends & Family numbers until 30 April 2002
- Handset special offers - from 27 March – 30 April, TA Orange customers will be able to purchase selected Siemens and Nokia handsets at special rates

**Network quality:**

TA Orange's network utilises the latest technology and network design techniques to ensure a world-class quality of coverage. The network is designed so that it will offer "Enhanced Full Rate" calls, which deliver significantly better sound quality than any other network in the market.

**Commercial launch:**

The public launch is supported by a television, radio and press advertising campaign which is launching on 27 March. In addition a number of other marketing initiatives are being undertaken including a major charity fund-raising event on the evening of 27 March.

**Notes to Editors**

- **Orange**, **wirefree** and any other Orange product or service referred to in this release are trademarks of Orange.
- Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.
- In August 2000 Orange plc was acquired by France Telecom, leading to the creation of Europe's second largest mobile operator. The new Orange has operations in 20 countries across Europe and beyond, and aims to have a presence in markets covering 1.5 billion people worldwide by 2005.
- In addition to Slovakia, Orange's interest in Eastern Europe comprises Mobil Rom in Romania.
- As at the end of December 2001, Orange had over 12.4 million customers in the UK, 17.8 million in France and approximately 39.3 million controlled customers worldwide.
- In May 2001, for the fourth consecutive year, the J.D. Power and Associates study on the UK mobile market ranked Orange number one for customer satisfaction.

- Orange provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
- Orange UK now offers roaming on 259 networks in 116 countries.
- Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com
- Formerly called Wireless Communications Services Co., Limited (WCS), and CP Orange, TA Orange has over 2,000 staff. It is a joint venture between Orange SA, TelecomAsia and the CP Group.

**For further information please call the Orange corporate media centre on + 44 207 984 2000**

france telecom

## Update on MobilCom discussions

Paris, March 26, 2002 – France Telecom/Orange and Gerhard Schmid are pleased to announce that they have entered into a conditional agreement to resolve the outstanding issues between them. In addition, Gerhard Schmid and his associates intend to sell their shareholdings in MobilCom to a group of financial institutions. It is not envisaged that this sale will give rise to a general offer being made for MobilCom.

France Telecom/Orange will continue detailed discussions in the coming weeks with the other parties involved in this situation with a view to finding a mutually agreeable solution. At this time, there is no certainty that such a solution will be reached.

A further announcement will be made in due course.

**Contact:**


**France Telecom**
Bruno Janet
Senior Vice President Group
Corporate Information
+33 (0) 1 44 44 88 71
Nilou du Castel
nilou.ducastel@francetelecom.com
Group Press Director
France Telecom
+33 (0) 1 44 44 93 93

**Orange SA**
Denise Lewis
Group Director of Corporate Affairs
+44 (0) 20 7984 2000
Niamh Byrne
Head of Media Relations
+44 (0) 20 7984 2000

**Citigate Dew Rogerson**
Anthony Carlysle
+44 (0) 20 7638 9571


Press release




**France Telecom**
**Corporate Communication**
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 22 22
Fax : +33 1 44 44 80 34

**Consolidated financial statements**

# Orange

As at and for the years ended 31 December 2001, 2000 and 1999

## *ORANGE – CONSOLIDATED INCOME STATEMENTS*

| In millions of euro (except data per share) | Note | Year Ended 31 December 2001 | Year Ended 31 December 2000 | Year Ended 31 December 1999 | Year Ended 31 December 2000 |
|---|---|---|---|---|---|
| | | | Pro forma (unaudited) | | |
| Turnover | 4 | 15,087 | 12,059 | 7,585 | - |
| Cost of sales | | (5,815) | (5,358) | (3,454) | - |
| Selling, general and administrative expenses | | (5,942) | (4,902) | (3,184) | - |
| Research and development expenses | | (42) | (34) | (28) | - |
| **EBITDA** | | **3,288** | **1,765** | **919** | **-** |
| Depreciation and amortisation (excluding goodwill) | 7, 8 | (1,848) | (1,382) | (1,030) | - |
| **Operating income/(loss)** | | **1,440** | **383** | **(111)** | **-** |
| Interest income (expenses), net | | (438) | (392) | (296) | 4 |
| Other non-operating expenses, net | | (12) | - | (2) | - |
| Equity in net loss of affiliates (excluding goodwill amortisation) | 9 | (604) | (400) | (221) | - |
| **Income/(loss) before tax, goodwill amortisation and minority interests** | | **386** | **(409)** | **(630)** | **4** |
| Income taxes | 6 | (684) | (459) | (241) | - |
| **Loss before goodwill amortisation and minority interests** | | **(298)** | **(868)** | **(871)** | **4** |
| Goodwill amortisation | 2, 7, 9 | (556) | (612) | (590) | - |
| Minority interests | 15 | (32) | 159 | 139 | - |
| **LOSS BEFORE EXCEPTIONAL IMPAIRMENT CHARGE** | | **(886)** | **(1,321)** | **(1,322)** | **4** |
| Exceptional impairment charge | 7, 9 | (3,635) | - | - | - |
| **NET INCOME/(LOSS)** | | **(4,521)** | **(1,321)** | **(1,322)** | **4** |
| *Net income/(loss) before exceptional impairment charge per share (basic and diluted)* | | *(0.18)* | *(0.28)* | *(0.28)* | *0.00* |
| *Net income/(loss) per share* | | *(0.94)* | *(0.28)* | *(0.28)* | *0.00* |
| *Diluted net income/(loss) per share* | | *(0.94)* | *(0.28)* | *(0.28)* | *0.00* |

*As the Group was formed on 29 December 2000, the consolidated income statement for 2000 does not reflect any activity. Consequently, comparative pro forma consolidated income statements are presented for the years ended 31 December 2000 and 1999.*
*Refer to note 2.*

## *ORANGE – CONSOLIDATED BALANCE SHEETS*

| In millions of euro | | As at 31 December | |
|---|---|---|---|
| | Note | 2001 | 2000 |
| **ASSETS** | | | |
| Goodwill, net | 7 | 3,804 | 3,962 |
| Intangible assets, net (excluding goodwill) | 7 | 8,903 | 7,651 |
| Property, plant and equipment, net | 8 | 9,768 | 8,216 |
| Investments accounted for under the equity method | 9 | 4,897 | 8,591 |
| Non consolidated investments | 10 | 344 | 428 |
| Other long term assets | | 6 | 131 |
| Deferred income taxes | 6 | 476 | 528 |
| **Total long-term assets** | | **28,198** | **29,507** |
| Inventories | 18 | 184 | 435 |
| Trade accounts receivable, less allowances | 18, 19 | 2,909 | 2,602 |
| Deferred income taxes | 6 | 92 | 68 |
| Prepaid expenses and other current assets | 19 | 1,440 | 1,128 |
| Cash and cash equivalents | 11 | 754 | 11,612 |
| **Total current assets** | | **5,379** | **15,845** |
| **TOTAL ASSETS** | | **33,577** | **45,352** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Shareholders' equity** | 16 | **18,830** | **22,499** |
| **Minority interests** | 15 | **142** | **(58)** |
| Long-term debt, less current portion | 11 | 3,900 | 4,363 |
| UMTS vendor financing, less current portion | 12 | 234 | - |
| Other long-term liabilities | 14, 6 | 284 | 200 |
| **Total long-term liabilities** | | **4,418** | **4,563** |
| Current portion of long-term debt, bank overdrafts and other short-term borrowings | 11 | 3,056 | 6,312 |
| Trade accounts payable | | 4,391 | 3,867 |
| Accrued expenses and other current liabilities | 11 | 2,279 | 7,697 |
| Deferred income taxes | 6 | 53 | 75 |
| Deferred income | | 408 | 397 |
| **Total current liabilities** | | **10,187** | **18,348** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **33,577** | **45,352** |

# ORANGE – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| **In millions of euro** (except number of shares) | **Number of shares issued** | **Share capital** | **Additional paid-in capital** | **Retained earnings** | **Foreign currency translation adjustment** | **Total shareholder's equity** |
|---|---|---|---|---|---|---|
| **Balance at 31 December 2000** | **4,801,915,818** | **4,802** | **60,392** | **(42,711)** | **16** | **22,499** |
| Net loss for the year | - | - | - | (4,521) | - | (4,521) |
| Increase in capital | 12,647,072 | 13 | 83 | - | - | 96 |
| Translation adjustment | - | - | - | - | 176 | 176 |
| Other changes | - | - | - | 580 | - | 580 |
| **Balance at 31 December 2001** | **4,814,562,890** | **4,815** | **60,475** | **(46,652)** | **192** | **18,830** |

*Refer to note 16.*

## *ORANGE – CONSOLIDATED CASH FLOW STATEMENTS*

| In millions of euro | Note | Year ended 31 December 2001 | Year ended 31 December 2000 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net loss/(income) | | (4,521) | 4 |
| Depreciation and amortisation of property, plant and equipment and intangible assets | 7, 8, 9 | 2,404 | - |
| Exceptional impairment charge | | 3,635 | - |
| Loss/(gain) on disposal of assets | | (17) | - |
| Changes in valuation allowances and other provisions | | 240 | - |
| Equity in net loss of affiliates (excluding goodwill amortisation) | 9 | 604 | - |
| Deferred income taxes | 6 | 74 | - |
| Minority interests | 15 | 32 | - |
| Other elements | | (3) | - |
| **Funds generated from operations** | | **2,448** | **4** |
| Change in other operating assets and liabilities | | 208 | 15 |
| ***Net cash provided from operating activities*** | | **2,656** | **19** |
| **INVESTING ACTIVITIES** | | | |
| Purchase of property, plant and equipment and intangible assets (excluding UMTS licences and net of movements on fixed assets creditors (1)) | 7, 8 | (3,018) | - |
| Purchase of UMTS licences | 7 | (873) | - |
| Cash paid for investment securities and acquired business, net of cash acquired | 20 | (669) | 1,822 |
| Proceeds from sale of investments and other assets | 10, 20 | 545 | - |
| **Net cash (used)/provided by investing activities** | | **(4,015)** | **1,822** |
| **FINANCING ACTIVITIES** | | | |
| Decrease in long-term borrowings | | (251) | - |
| Decrease in bank overdrafts and short-term borrowings | | (3,631) | - |
| Decrease in other liabilities | 11, 20 | (5,960) | - |
| Increase in UMTS vendor financing | 12 | 234 | - |
| Increase in shareholder's contribution | 15, 16 | 104 | 9,771 |
| **Net cash generated from financing activities** | | **(9,504)** | **9,771** |
| (Decrease)/increase in cash and cash equivalents | | (10,863) | 11,612 |
| Impact of changes in exchange rates on cash and cash equivalents | | 5 | - |
| Cash and cash equivalents at beginning of period | 11 | 11,612 | - |
| **Cash and cash equivalents at end of period** | 11 | **754** | **11,612** |

*As the Group was formed on 29 December 2000, the consolidated cash flow statement for 2000 only reflects activity from that date.*
*Refer to note 2.*

(1) *Movements on fixed assets creditors resulted in a cash inflow of euro 338 million in 2001 (compared to nil in 2000).*

## 1. PRESENTATION OF ORANGE

Orange S.A. ("the Company") is listed on Premier Marché of Euronext Paris and the London Stock Exchange.

The Company, its subsidiaries, jointly controlled entities, associates and investments (together "the Group") offer a broad range of voice and data communications services in France, United Kingdom and in selected markets in continental Europe and in the rest of the world.

Created on 29 December 2000, the Group consists of (i) FTM SA (renamed OrangeFrance S.A. -"OrangeFrance" - in 2001), formed as a result of the transfer of FTM (the mobile division of France Telecom until 31 December 1999) to FTM S.A. on 22 August 2000, with a retroactive legal effect as from 1 January 2000, (ii) the operations of Orange plc, which are mainly located in the United Kingdom and which were acquired by France Telecom from Vodafone group in August 2000 and (iii) France Telecom operations and investments in a number of European and international subsidiaries, jointly controlled entities, associates and investments.

## 2. BASIS FOR PREPARATION

As a result of the inception of the Group on 29 December 2000, the following financial information is presented:

- the audited consolidated financial statements as at 31 December 2001;
- the audited consolidated financial statements as at 31 December 2000, reflecting the effects of the legal transfer which occurred on 29 December 2000 ;
- the unaudited pro forma consolidated income statements for the years ended 31 December 2000 and 1999, as no operations are reflected in the consolidated income statement prior to 29 December 2000.

The Group's consolidated financial statements and pro forma consolidated income statements have been prepared in accordance with French generally accepted accounting principles as they are applied by the Group (refer to Note 3 below) .

*Preparation of the pro forma income statements*

The Group's pro forma consolidated income statements for the twelve months ended 31 December 2000 and 1999 are intended to reflect the Group's results of operations as if the Group, which was created on 29 December 2000, had existed over those two periods. The Group's pro forma consolidated income statements are presented for illustrative purposes only and are not necessarily indicative of what the Group's results of operations would have been had the Group's inception occurred at an earlier date.

Operations legally transferred to the Group before 31 December 2000 have been consolidated or accounted for under the equity method over the periods presented, based on the Group's ownership interest at 31 December 2000. The Group's investments in KPN Orange Belgium N.V. ("KPNO") and Hutchison Telecommunications GmbH ("HTG"), are accounted for as non-consolidated investments (refer to Note 10).

Borrowings contracted to finance (i) the acquisition of assets from France Telecom at the Group's inception and, (ii) the UK and Dutch UMTS licences and, (iii) the investments in BITCO and Ananova are deemed to have been extinguished by the share capital increases of Orange plc and the Company. Consequently, interest expenses incurred on these borrowings are not reflected in the pro forma consolidated income statements. In addition, the remaining cash balance resulting from the above-mentioned share capital increases is deemed to have been placed with France Telecom during the second half of 2000. The related interest revenues have been reflected in the pro forma consolidated income statement for the year ended 31 December 2000.

*Financial statements used for the preparation of the pro forma income statements*

The Group's pro forma consolidated income statements have been prepared on the basis of:

1. OrangeFrance's audited 2000 year-end financial statements and FTM's 1999 year-end pro forma financial statements derived from the FTM divisional accounts which were included in the audited financial statements of France Telecom, as restated under the Group's accounting policies as necessary.

2. Orange plc's 2000 and 1999 year-end financial statements as restated under the Group's accounting policies as necessary and adjusted to exclude the euro 53 and 58 million extraordinary items net of tax, incurred during the years ended 31 December 2000 and 1999 respectively, as such extraordinary items comprise non-recurring costs associated with the successive changes of control of Orange plc in 2000 and 1999.

3. Audited financial statements for the same periods of France Telecom's and Orange plc's European and international mobile subsidiaries, jointly controlled entities, associates and investees.

No synergies have been reflected in the pro forma income statements.

## 3. ACCOUNTING POLICIES

The Group's consolidated financial statements are prepared in accordance with French generally accepted accounting principles under Rule 99-02 of the "Comité de la Réglementation Comptable" of 29 April 1999.

**PRESENTATION OF THE FINANCIAL STATEMENTS**

- In the consolidated income statement, operating charges are presented on a functional basis, except for net depreciation and amortisation, which are shown under two separate headings being "Depreciation and amortisation (excluding goodwill)" and "Goodwill amortisation".

- Gains or losses on disposal of investment securities are recorded under the heading "Other non-operating income (expenses), net".

- Foreign exchange gains and losses are included in "Interest income (expenses), net".

- The heading "Goodwill amortisation" includes goodwill of all consolidated companies as well as those accounted for using the equity method.

- Exceptional impairment charges are recorded as a result of the review of the value in use of the Group's goodwill and other long lived assets.

- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.

- The cash flow statement excludes from changes in cash any changes in bank overdrafts and marketable securities having maturity in excess of three months at the time of purchase, which are presented respectively as financing and investing activities.

**CONSOLIDATION PRINCIPLES**

The consolidation principles are as follows:

- Subsidiaries which the Company controls either directly or indirectly are fully consolidated.

- Companies in which the Group and a limited number of other shareholders have agreed to exercise joint control are accounted for using the proportionate consolidation method.

- Companies over which the Group exercises significant influence but does not control (generally a 20% to 50% controlling interest) are accounted for under the equity method.

- All material inter-company balances and transactions have been eliminated.

**FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES**

The financial statements of foreign subsidiaries presented in local currency are translated as follows:

- Assets and liabilities are translated at the closing rate,

- Items in the consolidated income statement are translated at the average rate for the period,

- The resulting translation adjustment is included as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries within the euro zone have been fixed based on the parities determined on 31 December 1998.

The financial statements of entities which operate in a hyper inflationary environment have been remeasured into

their functional currency, prior to converting to euro, using the following method:

- Monetary elements of the balance sheet are translated at the closing rate,

- Non monetary elements are converted at the historic rate,

- Items in the consolidated income statement are translated at the average rate for the period except for depreciation and provision charges and reversals which are translated at the historic rate,

- The resulting translation adjustment is recorded in the consolidated income statement as an exchange gain or loss.

**TRANSACTIONS IN FOREIGN CURRENCIES**

At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies which are not hedged are recognised in the consolidated income statement of the corresponding period.

**REVENUE RECOGNITION**

Turnover includes airtime revenue (including fixed monthly access charges), roaming revenue, revenue from sales of telecommunication equipment and other revenues and services.

Revenues from airtime, roaming and other services are recognised when the service is rendered.

Revenues from sales of telecommunication equipment and connection charges are recognised upon delivery to the customer or activation by the customer, as appropriate.

**SUBSCRIBER ACQUISITION AND LOYALTY COSTS**

Subscriber acquisition and loyalty costs are expensed as incurred. These costs primarily include commissions and rebates paid to distributors.

**ADVERTISING COSTS**

Advertising costs are expensed as incurred.

**RESEARCH AND DEVELOPMENT**

Research and development costs are expensed as incurred.

**CASH AND CASH EQUIVALENTS**

Cash and cash equivalents consist of cash and highly liquid investments, with no capital risk, with maturities generally of three months or less at the time of purchase, and are stated at cost which approximates realisable value.

**CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE**

Allowances are set up against the estimated cost of non-recovery of receivables. Allowances are based on an individual or statistical evaluation of the risk of non-recovery.

In view of the different types of customer (residential and professional markets), the Group does not consider that it is exposed to a concentration of customer risk.

**INVENTORIES**

Inventories principally comprise handsets. Inventories are stated at the lower of cost or probable net realisable value, taking into account future revenues expected from subscriptions. Cost is determined on a first in first out basis.

**PURCHASE ACCOUNTING**

Upon acquisition of a business, its cost of acquisition is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded under the heading "Goodwill, net " for the consolidated entities and included in the heading "Investments accounted for under the equity method" for entities over which the Group has significant influence.

Goodwill arising on the acquisition of a foreign entity is treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

The amortisation period for goodwill is determined taking into account the specific nature of the business acquired and the strategic value of each acquisition.

The value in use of goodwill is subject to impairment review when events or circumstances occur indicating that

impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognise impairment is assessed with reference to non-discounted cash flows within the economic and operating assumptions used by the management of the Group. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on future cash flows discounted at appropriate rates, taking into account benefits expected at acquisition, such as synergies expected to result from the integration of the business with the Group's operations and the strategic position of the business for the Group.

In accordance with the purchase method of accounting under paragraph 215 of "Comité de la Réglementation Comptable" Rule 99-02, the historical carrying value of the business acquired is reflected in the acquirers' financial statements when the acquisition meets the criteria set out in paragraph 215 (amongst other criteria the acquisition must cover at least 90% of the shares of the company in a single transaction and must be settled through a share issue by the acquirer).

**PLANT, PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS**

Licences to operate mobile networks are recorded within intangible assets. They are recorded at cost of acquisition (up front payment and/or present value of future fixed installments as appropriate) and are amortised on a straight-line basis over the period over which the Group expects to benefit from use of the licence, taking into account the likelihood of licence renewal as appropriate. They are amortised from the date of commercialisation of services.

The OrangeFrance UMTS licence, awarded in 2001, has been accounted for in compliance with the statement 2002-B issued by the Emergency Task Force of the Conseil National de la Comptabilité on 9 January 2002 (refer to note 7).

Subscriber relationships are not amortised but subject to a regular impairment review (refer to note 7).

Plant, property and equipment are recorded at cost of acquisition or at construction cost, including, for the cost of networks, planning and construction costs, site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of tangible assets is capitalised as part of the cost of the assets during the construction period.

Repairs and maintenance and removal costs are expensed when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over their estimated useful lives. Main estimated useful lives are as follows:

| | |
|---|---|
| Analogue and GSM network | 5 to 8 years |
| Buildings and fittings | 10 to 30 years |
| Computer equipment and software excluding network equipment | 3 to 5 years |
| Other | 3 to 10 years |

Leased assets are recorded as a fixed asset and a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the group.

**IMPAIRMENT OF LONG-LIVED ASSETS**

Plant, property and equipment and intangible assets (excluding goodwill) are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions.

Should the above comparison indicate that an asset is permanently impaired, the write-down recognised is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

## NON CONSOLIDATED INVESTMENTS

Non consolidated investments are stated at cost. An allowance is recorded when the fair value, based upon management's analysis of the specific nature of each investment, is permanently less than carrying value.

## DEFERRED INCOME TAXES

Deferred income taxes are accounted for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes, as well as those arising from tax loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

Deferred taxes are calculated using the liability method, applying the enacted tax rates applicable at the time the temporary difference is expected to reverse.

## DEBT ISSUE COSTS

Debt issue costs are deferred and expensed through income over the term of the facility.

## RETIREMENT INDEMNITIES

In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their service life and level of compensation upon retirement. The actuarial cost of this unfunded obligation is charged to the consolidated income statement over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated income statement over the average remaining service life of employees.

In England, Orange plc operates a defined contribution pension scheme and funded unapproved retirement benefit schemes for eligible employees. Contributions to these two plans are expensed as incurred.

## FINANCIAL INSTRUMENTS

Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:

- *Differences between interest receivable and interest* payable on swaps, caps and floors, as well as premiums paid for these operations are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense;

- For forward exchange contracts and currency swaps designated as hedging operations, the initial difference between the negotiated forward rate and the prevailing rate for the day (forward points) is recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense. The gains and losses subsequently generated by these contracts, due to fluctuations in the exchange rate, are recorded as exchange rate corrections resulting from the item hedged;

- The gains and losses resulting from contracts allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

## EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year.

Diluted earnings per share take account of conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net income adjusted for the financial charges of dilutive instruments, net of their effect on taxation and employee profit sharing.

## SHARE BASED COMPENSATION

Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase at the exercise price of the option.

An allowance is recorded on treasury shares acquired by the Group in connection with purchase options granted to employees, whenever their acquisition is higher than the exercise price of the options.

Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

## 4. SEGMENT REPORTING

The main changes in the Group consolidation scope, which occurred in 2001, are presented in note 25.

The Group operates within the mobile telecommunication sector in three segments identified as follows:

The segment "France" includes GSM mobile telephony within mainland France, the French West Indies and La Reunion as both operator and service provider.

The segment "United Kingdom" includes mobile telephony within the United Kingdom.

The segment "Rest of world" includes all the other European and International subsidiaries (mobile telephony and development of wirefree multimedia services).

The main operating indicators by segment for the periods presented are as follows:

| (in millions of euro) | Year ended 31 December 2001 | Year ended 31 December 2000 [5] | 1999 |
|---|---|---|---|
| | | Pro forma (unaudited) | |
| **France** | | | |
| Turnover | 6,876 | 5,690 | 4,056 |
| EBITDA before SAC's | 3,105 | 2,564 | 1,924 |
| SAC's | (920) | (1,035) | (980) |
| EBITDA | 2,185 | 1,529 | 944 |
| Depreciation and amortisation [1] | (561) | (501) | (494) |
| Operating income | 1,624 | 1,028 | 450 |
| Total plant, property and equipment and intangible assets [2] | 3,569 | 2,692 | NA |
| Average number of employees [3] | 6,971 | 6,077 | 4,783 |
| **United Kingdom** | | | |
| Turnover | 5,337 | 4,211 | 2,392 |
| EBITDA before SAC's | 1,976 | 1,553 | 872 |
| SAC's | (699) | (794) | (492) |
| EBITDA | 1,277 | 759 | 380 |
| Depreciation and amortisation [1] | (665) | (433) | (290) |
| Operating income | 612 | 326 | 90 |
| Total plant, property and equipment and intangible assets [2] | 10,330 | 9,501 | NA |
| Average number of employees [3] | 12,734 | 10,132 | 7,077 |

| (in millions of euro) | Year ended 31 December 2001 | Year ended 31 December 2000 [5] | 1999 |
|---|---|---|---|
| | | Pro forma (unaudited) | |
| **Rest of world** | | | |
| Turnover | 2,941 | 2,193 | 1,182 |
| EBITDA | 16 | (443) | (384) |
| Depreciation and amortisation [1] | (622) | (448) | (246) |
| Operating loss | (606) | (891) | (630) |
| Equity in net loss of affiliates [1] | (604) | (400) | (221) |
| Total plant, property and equipment and intangible assets [2] | 8,576 | 7,636 | NA |
| Investments accounted for under the equity method [2] | 4,897 | 8,591 | NA |
| Average number of employees [3] | 10,265 | 8,073 | 5,379 |
| **Reconciling items** | | | |
| Turnover – Inter-segment elimination | (67) | (35) | (45) |
| EBITDA – Operating income / (loss) – Unallocated corporate costs [4] | (190) | (80) | (21) |
| **Total Group** | | | |
| Turnover | 15,087 | 12,059 | 7,585 |
| EBITDA | 3,288 | 1,765 | 919 |
| Depreciation and amortisation [1] | (1,848) | (1,382) | (1,030) |
| Operating income / (loss) | 1,440 | 383 | (111) |
| Equity in net loss of affiliates [1] | (604) | (400) | (221) |
| Total plant, property and equipment and intangible assets [2] | 22,475 | 19,829 | NA |
| Investments accounted for under the equity method [2] | 4,897 | 8,591 | NA |
| Average number of employees [3] | 29,970 | 24,282 | 17,239 |

*(1) Excluding goodwill amortisation.*

*(2) Including goodwill.*

*(3) Average full time equivalents.*

*(4) Group overheads and other common expenses.*

*(5) The balance sheet figures presented for the year ended 31 December 2000 are not pro forma unaudited figures, but consolidated figures (audited).*

## 5. PERSONNEL COSTS

| (in millions of euro, except employee numbers) | Year ended 31 December 2001 | Year ended 31 December 2000 | 1999 |
|---|---|---|---|
| | | Pro forma (unaudited) | |
| Average number of employees (1) | 29,970 | 24,282 | 17,239 |
| **Personnel costs** | | | |
| Wages and salaries | 1,177 | 824 | 541 |
| Social charges and other pension related charges | 232 | 175 | 125 |
| **Total** | **1,409** | **999** | **666** |

*(1) Average full time equivalents*

*In addition*, personnel costs include employee profit-sharing expenses of the French operating entities totaling euro 33 million in 2001 (compared to euro 19 million in 2000 and euro 4 million in 1999, on a proforma basis).

As part of the formation of the Group, various incentive plans, such as share option schemes, have been put in place for the employees and management of the Group (refer to note 17).

## 6. INCOME TAXES

Income tax (charge) / credit is analysed as follows:

| (in millions of euro) | Year ended 31 December 2001 | Year ended 31 December 2000 | 1999 |
|---|---|---|---|
| | | Pro forma (unaudited) | |
| Current income taxes | (610) | (418) | (23) |
| Deferred income taxes | (74) | (41) | (218) |
| **Total** | **(684)** | **(459)** | **(241)** |

Movements in income tax charges and credits are mainly attributable to Orange Personal Communications Services Ltd ("OPCS") and to OrangeFrance.

A tax consolidation is effective in France as of 1 January 2002.

The reconciliation between the income tax expense computed at the French statutory tax rate and the effective income tax expense is as follows:

| (in millions of euro) | Year ended 31 December 2001 | Year ended 31 December 2000 | 1999 |
|---|---|---|---|
| | | Pro forma (unaudited) | |
| **Income tax calculated at the enacted tax rate** (1) | (140) | 154 | 252 |
| Impact of equity in net losses from affiliates | (220) | (151) | (88) |
| Impact of unused tax losses carried forward and other temporary differences (2) | (378) | (340) | (299) |
| Impact of non French tax rates, permanent differences and changes in income tax rate | 54 | (122) | (106) |
| **Effective income tax** | **(684)** | **(459)** | **(241)** |

*(1) Enacted income tax rate was 36.43% at 31 December 2001 (37.76% at 31 December 2000 and 40% at December 1999), applied to the income/loss before tax, goodwill amortisation, minority interests and exceptional impairment charge.*

*(2) Relates to start up operations in respect of which deferred tax assets are fully provided for (refer to note 3)*

The analysis of deferred tax assets and liabilities by nature of temporary differences is as follows:

| (in millions of euro) | At 31 December 2001 | 2000 |
|---|---|---|
| **Deferred tax assets** | | |
| Losses carried forward | 1,412 | 1,081 |
| Other deferred tax assets | 252 | 330 |
| **Total deferred tax assets** | **1,664** | **1,411** |
| Valuation allowance | (1,096) | (815) |
| **Deferred tax assets after valuation allowance** | **568** | **596** |
| Including current deferred tax assets | 92 | 68 |
| Including long-term deferred tax assets | 476 | 528 |
| **Deferred tax liabilities** | | |
| Tax accelerated depreciation | 54 | 23 |
| Other deferred tax liabilities | 38 | 58 |
| **Deferred tax liabilities** | **92** | **81** |
| Including current deferred tax liabilities | 53 | 75 |
| Including long-term deferred tax liabilities | 39 | 6 |

The long-term deferred tax assets are expected to be utilised within a period of 5 years.

## 7. INTANGIBLE ASSETS

| (in millions of euro) | At 31 December 2001 Cost | Amortis-ation | Net book value | At 31 December 2000 Net book value |
|---|---|---|---|---|
| UMTS licences | 8,078 | - | 8,078 | 7,035 |
| Goodwill | 4,364 | (560) | 3,804 | 3,962 |
| Licences, patents and access rights | 777 | (227) | 550 | 547 |
| Other intangibles | 304 | (29) | 275 | 69 |
| **Total** | **13,523** | **(816)** | **12,707** | **11,613** |

Acquisitions of intangible assets (excluding UMTS licences) amounted to euro 78 million in 2001.

*UMTS licences*

| (in millions of euro) | Date of award | Local and legacy currency | Value in local currency | Euro equivalent at 31 December 2001 |
|---|---|---|---|---|
| Orange 3G Ltd | September 2000 | GBP | 4,095 | 6,732 |
| Dutchtone | August 2000 | NLG | 960 | 436 |
| OCH | December 2000 | CHF | 55 | 37 |
| Mobistar | February 2001 | BEF | 6,051 | 150 |
| OrangeFrance | August 2001 | FRF | 4,060 | 619 |
| Orange Denmark | September 2001 | DKK | 779 | 104 |
| **Total** | | | | **8,078** |

As described in Note 3, UMTS licences will be amortised as from the date of commercialisation of services.

The OrangeFrance UMTS licence has been accounted for in compliance with the statement 2002-03 issued by the Emergency Task Force of the Conseil National de la Comptabilité on 9 January 2002. Accordingly, the up front fee paid on 30 September 2001 for an amount of euro 619 million has been recorded as an intangible asset. An additional variable fee (equaling 1% of OrangeFrance future UMTS revenues) will be payable annually and expensed as incurred.

*Goodwill*

The table below presents the net book value of goodwill of fully consolidated companies determined as described in Note 2:

| (in millions of euro) | Net book value At 31 December 2001 | 2000 |
|---|---|---|
| OCH[1] | 1,534 | 1,453 |
| Dutchtone N.V.[1] | 1,173 | 1,147 |
| Orange Romania S.A. (formerly MobilRom) | 626 | 635 |
| Globtel A.S. | 310 | 318 |
| Ananova Ltd | - | 137 |
| Wildfire Communications, Inc | - | 127 |
| Other | 161 | 145 |
| **Total (net)** | **3,804** | **3,962** |

(1) *In the year ended 31 December 2001, the Group acquired additional shareholdings in OCH (14.75%) and Dutchtone (8%). Refer to Note 15.*

A purchase price allocation was conducted for OCH and Dutchtone in accordance with paragraph 211 of Rule 99-02. It resulted in the purchase price (euro 1,468 million for a 57.25% shareholding in OCH and euro 903 million for a 100% shareholding in Dutchtone) being allocated to the fair value of subscriber relationship (euro 171 million for OCH and euro 17 million for Dutchtone) and of GSM licence (euro 21 million for OCH).

The subscriber relationship has been valued on a discounted cash flow basis relating to the subscribers concentration in Switzerland and in The Netherlands as at the date of acquisition. This asset is not amortised but subject to a regular impairment review.

The GSM licence not reflected in the books of OCH before the acquisition date has been recorded. This asset is amortised over its expected remaining useful life from the date of acquisition.

Goodwill arising from the acquisition of Ananova and Wildfire Communications and totaling euro 207 million as at 31 December 2001 was written down to a nil amount at that date. These wholly owned subsidiaries were acquired in 2000 as trading businesses. Since acquisition, both companies, whilst retaining their corporate identities, have been successfully integrated into Orange and are now primarily focused on supporting the delivery of the Orange vision for wirefree multimedia services. The goodwill write down is a prudent reflection of the decrease in value of comparable high technology companies at the same stage of development as Wildfire and Ananova. This write-down of euro 207 million is reflected in the line “exceptional impairment charge” in the income statement.

*Amortisation of intangible assets*

Amortisation of intangible assets, excluding goodwill, amounted to euro 90 million in 2001 (compared to euro 77 million in 2000 and euro 35 million in 1999, on a pro forma basis).

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition. In the consolidated income statements, amortisation of goodwill – relating to fully consolidated companies – amounts to euro 255 million in 2001 (compared to euro 245 million in 2000 and euro 226 million in 1999, on a proforma basis) .

## 8. PROPERTY, PLANT AND EQUIPMENT

| | At 31 December 2001 | | | At 31 December 2000 |
|---|---|---|---|---|
| (in millions of euro) | Cost | Acc Deprec. | Net book value | Net book Value |
| Land and buildings | 3,701 | (1,066) | 2,635 | 2,081 |
| Network equipment | 8,989 | (3,484) | 5,505 | 4,892 |
| Computer and terminal equipment (excluding network) | 2,188 | (1,037) | 1,151 | 869 |
| Other | 771 | (294) | 477 | .374 |
| **Total** | **15,649** | **(5,881)** | **9,768** | **8,216** |

Changes in the net book value of property, plant and equipment are as follows:

| (in millions of euro) | At 31 December 2001 |
|---|---|
| **Balance at beginning of period (net)** | **8,216** |
| Acquisitions of property, plant and equipment | 3,278 |
| Effect of acquisitions and divestitures | (18) |
| Depreciation expense | (1,758) |
| Reclassifications | (81) |
| Translation adjustment | 131 |
| **Balance at end of period (net)** | **9,768** |

Land and buildings include euro 2,155 million of network infrastructure at 31 December 2001 and euro 1,670 million at 31 December 2000.

Interest charges capitalised under the value of property, plant and equipment amount to euro 51 million at 31 December 2001 and euro 58 million at 31 December 2000.

The net book value of assets under capital leases amounts to euro 1,150 million at 31 December 2001 and euro 886 million at 31 December 2000.

Depreciation of property, plant and equipment amounted to euro 1,758 million in 2001 (compared to euro 1,305 million in 2000 and euro 995 million in 1999, on a proforma basis).

## 9. INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

*Investments accounted for under the equity method*

| (in millions of euro) | Interest at 31 December 2001 (%) | Net book value At 31 December 2001 | 2000 |
|---|---|---|---|
| Wind | 26.6 | 4,456 | 4,537 |
| MobilCom | 28.3 | - | 3,687 |
| BITCO | 49 | 439 | 359 |
| NewsTakes Inc. | 25 | - | 6 |
| Book2eat Ltd | 41.7 | 2 | 2 |
| **Total** | | **4,897** | **8,591** |

The prospects of the German wirefree market, with two dominant players and four new entrants, were re-examined by the Group and this review led to the following:

- Goodwill as at 31 December 2001 was fully written down, resulting in an exceptional impairment charge amounting to euro 2,513 million,
- The remaining cost of the investment (primarily the Group's share of MobilCom's net assets as at 31 December 2001) was fully depreciated, resulting in an additional exceptional impairment charge amounting to euro 915 million.

The write-down of the investment in MobilCom amounting to euro 3,428 million is reflected in the line "Exceptional impairment charge" in the income statement.

At 31 December 2001, the net book value of goodwill relating to investments accounted for using the equity method amounted to euro 1,972 million for Wind (compared to euro 4,479 million at 31 December 2000), euro 2,513 million for MobilCom – before it was written down to a nil book value as at 31 December 2001 - (compared to euro 2,680 million at 31 December 2000)

and euro 310 million for BITCO (compared to euro 233 million at 31 December 2000).

The decrease in the net book value of goodwill for Wind arises from:

- the purchase price allocation exercise conducted in accordance with paragraph 211 of Rule 99-02,
- the reduction in the Group's shareholding in Wind from 43.4% to 26.6% (see below).

*Changes in investments accounted for under the equity method*

| (in millions of euro) | |
|---|---|
| **Balance at 31 December 2000** | **8,591** |
| Capital increase in Wind | 190 |
| Effect of acquisitions and divestitures | 337 |
| Equity in net loss of affiliates | (604) |
| Goodwill amortisation, before MobilCom write-down | (301) |
| MobilCom write-down | (3,428) |
| Translation adjustment | (3) |
| Other changes | 115 |
| **Balance at 31 December 2001** | **4,897** |

BITCO, an entity in which the Group has a significant influence, has been accounted for under the equity method with effect from the date of the acquisition of a 34% stake by Orange Plc on 12 September 2000. It had no significant operations prior to that date. In January 2001, the Group entered into an agreement with its co-shareholders in BITCO whereby it acquired an additional 15% interest in this company, bringing the Group's total shareholding to 49%.

The Group's shareholding in MobilCom was reduced from 28.5% to 28.3%, following the conversion to shares of convertible bonds held by employees of MobilCom.

Enel acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed it to Wind on 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6% (see below).

*Equity in net loss of affiliates*

The equity in net loss of affiliates amounted to euro 604 million in 2001 (compared to euro 400 million in 2000 and euro 221 million in 1999, on a proforma basis):

| (in millions of euro) | Year ended 31 December 2001 | Year ended 31 December 2000 | 1999 |
|---|---|---|---|
| | | Proforma (unaudited) | |
| Wind | (365) | (337) | (244) |
| MobilCom | (178) | (62) | 23 |
| BITCO | (58) | (1) | - |
| Other | (3) | - | - |
| **Total** | **(604)** | **(400)** | **(221)** |

The equity in net loss of Wind reflects the Group's shareholding of 43.4% until 30 July 2001 and a reduced shareholding of just below 26.6% as from that date, resulting from the contribution of Infostrada to Wind.

In the income statement, goodwill is amortised over a period ranging from 5 to 20 years depending on the nature of the business acquired and the strategic value of each acquisition. Amortisation of goodwill – relating to investments accounted for under the equity method - amounts to euro 301 million in 2001, before MobilCom write-down (compared to euro 367 million in 2000 and euro 364 million in 1999, on a proforma basis).

## 10. NON CONSOLIDATED INVESTMENTS

The Group's main non consolidated investments are as follows:

| | | | At 31 December 2001 | | | At 31 December 2000 |
|---|---|---|---|---|---|---|
| (in millions of euro) | Country | Interest % | Gross value | Provision | Net book value | Net book value |
| Connect Austria | Austria | 17.5 | 112 | - | 112 | 109 |
| Optimus | Portugal | 20.0 | 122 | - | 122 | 105 |
| BPL | India | 26.0 | 47 | - | 47 | 47 |
| HTG | Germany | 100.0 | 6 | - | 6 | 6 |
| KPNO | Belgium | - | - | - | - | 121 |
| Other | | | 64 | (7) | 57 | 40 |
| **Total** | | | **351** | **(7)** | **344** | **428** |

In February 2001, the Group sold its 50% interest in KPNO to KPN Mobile. Total consideration was euro 500 million including euro 102 million in respect of repayment of a

shareholder loan. The gain resulting from the sale of KPNO has been reflected through equity in accordance with paragraph 215 of Rule 99-02 (refer to Note 16).

In February 2001, the Group participated in a capital increase in Optimus.

As it is the current expectation that the interest in HTG will be disposed of, it has been accounted for as a "non-consolidated investment". It is reflected at its equity method carrying value as at 29 December 2000 (the date it was transferred to the Company) in compliance with paragraph 215 of Rule 99-02.

## 11. BORROWINGS NET OF AVAILABLE CASH

At 31 December 2001, borrowings net of available cash amounted to 6,214 million compared to 5,038 million at 31 December 2000. They can be detailed as follows:

- cash and cash equivalents amounting to 754 million at 31 December 2001 (compared to 11,612 million at 31 December 2000). Cash and cash equivalents at 31 December 2000 were mainly comprising the euro 9,771 million cash injection from France Telecom and cash of entities transferred to the Company on 29 December 2000. These were primarily intended to finance certain liabilities that were extinguished in 2001 (see below).

- long-term debt less current portion amounting to 3,900 million at 31 December 2001 (compared to 4,363 million at 31 December 2000).

- current portion of long-term debt and short term borrowings amounting to euro 3,056 million at 31 December 2001 (compared to 6,312 million at 31 December 2000).

- other liabilities, included in "Accrued expenses and other current liabilities" amounting to euro 12 million at 31 December 2001 (compared to euro 5,975 million at 31 December 2000). At 31 December 2000, those liabilities were mainly arising from the acquisition of a 43.4% interest in Wind (euro 4,878 million), a 42.5% interest in OCH (euro 1,082 million) and they were extinguished in 2001 (see above).

**SHORT-TERM BORROWINGS**

The table below presents an analysis of the Group's short-term borrowings by type, after the effects of currency swaps:

| (in millions of euro) | At 31 December | |
|---|---|---|
| | 2001 | 2000 |
| France Telecom current accounts | 2,159 | 5,820 |
| Bank loans | 26 | 68 |
| Other loans | 71 | 9 |
| Bank overdrafts | 184 | 121 |
| **Total short-term borrowings** | **2,440** | **6,018** |

Current accounts with France Telecom generally bear interest at rates linked to market interest rates of the countries where subsidiaries are operating.

**LONG-TERM BORROWINGS**

The table below presents an analysis of the Orange long-term borrowings by type, after the effects of currency swaps:

| (in millions of euro) | At 31 December | |
|---|---|---|
| | 2001 | 2000 |
| Bonds | 1,164 | 1,135 |
| Bank loans | 3,259 | 3,456 |
| Other non bank loans and capital leases | 93 | 66 |
| **Total long-term debt** | **4,516** | **4,657** |
| Including current portion | 616 | 294 |
| Including long-term portion | 3,900 | 4,363 |

The maturity of outstanding long-term borrowings at 31 December 2001 over the next five years is euro 616 million at 31 December 2002, euro 745 million at 31 December 2003, euro 956 million at 31 December 2004, euro 893 million at 31 December 2005, euro 328 million at 31 December 2006.

The table below presents details of bonds not matured as at 31 December 2001:

| (in millions) Currency | Amount in currency of denomination | Maturity | Interest rate (%) | Euro equivalent at 31 December 2001 | 2000 |
|---|---|---|---|---|---|
| USD | 197 | 2006 | 8.75 | 224 | 213 |
| GBP | 197 | 2008 | 8.63 | 324 | 316 |
| USD | 18 | 2008 | 8.00 | 21 | 19 |
| EUR | 94 | 2008 | 7.63 | 94 | 94 |
| GBP | 150 | 2009 | 8.88 | 247 | 240 |
| USD | 263 | 2009 | 9.00 | 298 | 282 |
| Impact of interest or currency rate swaps | | | | (44) | (29) |
| **Total bonds** | | | | **1,164** | **1,135** |

The table below presents an analysis of long-term borrowings by interest rate, after taking into account the impact of interest rate and currency swaps:

| (in millions of euro) | At 31 December 2001 | 2000 |
|---|---|---|
| Less than 5% | 26 | 8 |
| Between 5 and 7 % | 65 | 2 |
| Between 7 and 10 % | 2,743 | 3,298 |
| More than 10 % | 15 | 1 |
| **Total fixed rate** | **2,849** | **3,309** |
| Total variable rate | 1,606 | 1,324 |
| Capital leases | 61 | 24 |
| **Total long-term debt** | **4,516** | **4,657** |

The weighted average fixed interest rate amounted to 7.4% at 31 December 2001 (compared to 7.6% at 31 December 2000). The weighted average variable interest rate amounted to 5.4% at 31 December 2001 (compared to 7.8% at 31 December 2000).

The analysis of long-term borrowings by currency after taking into account the impact of currency swaps is as follows:

| (in millions of euro) | At 31 December 2001 | 2000 |
|---|---|---|
| British pound | 3,709 | 3,826 |
| Euro | 460 | 516 |
| US dollar | 221 | 226 |
| Other currencies | 65 | 65 |
| Capital leases | 61 | 24 |
| **Total long-term debt** | **4,516** | **4,657** |

Debt instruments may in some cases be initially contracted in foreign currencies. They are generally converted into the currencies of the countries where subsidiaries are operating through the use of currency rate swap agreements in order to reduce the Orange group exposure to foreign exchange risk.

At 31 December 2001, the Group held currency swaps converting US$478 million and euro 94 million into GBP 388 million, with maturities between 2006 and 2009.

**CREDIT FACILITIES**

At 31 December 2001, the Group had the following credit facilities:

| (in millions of euro) | Currency of denomination | Amounts in local and legacy currency | Euro equivalent at 31 December 2001 | Used portion |
|---|---|---|---|---|
| **Bilateral credit lines** | | | | |
| Short-term | EUR | 510 | 510 | 459 |
| | MC[1] | 6,800 | 6,800 | 1,765 |
| | CHF | 39 | 26 | 26 |
| Long-term | USD | 245 | 278 | 221 |
| | BWP | 27 | 4 | 4 |
| | XAF | 12,000 | 18 | 14 |
| | EUR | 7 | 7 | 6 |
| **Syndicated credit lines** | | | | |
| Long-term | GBP | 1,599 | 2,628 | 2,545 |
| | BEF | 18,000 | 446 | 367 |
| | DEM | 218 | 111 | 93 |

*(1) Multi currency facility, denominated in euro equivalent*

The above table includes the credit facilities granted to the Group by France Telecom. The euro 6,800 million facility granted to the Company by France Telecom matures in July 2002 and will be renewed for a further period of at least 12 months.

As part of their financing policy, certain Group companies are subject to financial and operating ratios under certain covenants and limitations in terms of distribution of earnings.

## 12. UMTS VENDOR FINANCING

At 31 December 2001, the Group's suppliers of UMTS equipment had granted the following credit facilities:

| *Currency* | *Maturity* | *Amounts in local* **and legacy currency** | *Euro* **equivalent at 31 December 2001** | *Used* **portion** |
|---|---|---|---|---|
| MC [1] | 2003 | 270 | 270 | 234 |
| EUR | 2004 | 470 | 470 | - |
| GBP | 2004 | 6 | 10 | - |

[1] *Multi-currency facility denominated in euro equivalent.*

## 13. FINANCIAL INSTRUMENTS

Through its operations, the Group is exposed to price risks with relation to investment of surplus cash and debt financing.

### MANAGEMENT OF RISK OF LONG-TERM DEBT RATES

As part of its financing policy, the Group enters into long-term borrowings from crédit institutions. These borrowings are generally contracted at a variable interest rate. In order to hedge the cost of borrowings, interest rate swaps and interest rate options are used within limits fixed by management.

### NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

The contract or notional amounts presented below do not represent amounts payable or receivable and as such do not represent the risk to the Group of using derivative financial instruments:

| | At 31 December | |
|---|---|---|
| **(in millions of euro)** | **2001** | **2000** |
| Interest rate swaps | 5,167 | 2,392 |
| Interest rate caps and floors | 1,166 | 593 |
| Interest rate collars | - | 508 |
| Currency swap | 594 | 579 |
| Forward exchange contracts[1] | 106 | 304 |

[1] *includes gross value of buy and sell contracts*

### FAIR VALUE OF FINANCIAL INSTRUMENTS

With regard to cash, customer receivables, bank overdrafts and other short-term borrowings as well as trade payables, the Group considers that the balance sheet value is the most representative of their fair value in view of the high degree of liquidity of these items.

The fair value of long-term debt has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by the Group for instruments with similar conditions and maturities.

The table below presents the fair value of financial instruments:

| | **31 December 2001** | | **31 December 2000** | |
|---|---|---|---|---|
| **(in millions of euros)** | **Carrying value** | **Fair value** | **Carrying value** | **Fair value** |
| **Balance Sheet financial instruments** | | | | |
| *Assets* | | | | |
| Cash and cash equivalents | 754 | 754 | 11,612 | 11,612 |
| Trade accounts receivable | 2,909 | 2,909 | 2,602 | 2,602 |
| Non consolidated investments | 344 | 344 | 428 | 807 |
| *Liabilities* | | | | |
| Bank overdrafts and other short-term borrowings | 2,440 | 2,440 | 6,023 | 6,023 |
| Trade accounts payable | 4,391 | 4,391 | 3,867 | 3,867 |
| Long-term debt including current portion [1] | 4,516 | 4,630 | 4,657 | 4,721 |
| **Off Balance Sheet financial instruments** | | | | |
| Unrealised gain (loss) on interest rate derivative instruments | - | (17) | - | (1) |
| Unrealised gain (loss) on forward foreign exchange contracts | - | 33 | - | (12) |

[1] *Net of currency swaps*

## 14. OTHER LONG-TERM LIABILITIES

The analysis of other long-term liabilities is as follows:

| | At 31 December | |
|---|---|---|
| **(in millions of euro)** | **2001** | **2000** |
| Deferred income | 160 | 150 |
| Provisions for liabilities and charges | 24 | 19 |
| Deferred tax liability | 39 | 6 |
| Other | 61 | 25 |
| **Total** | **284** | **200** |

Deferred income relates to the net credits arising from the in-substance early extinguishments of drawdowns under OPCS's defeased leases. As part of its lease agreements concluded in 1995 and 1997, OPCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with OPCS's rental obligations. These funds, which totalled euro 1,247 million at 31 December 2001 (1,221 million at 31 December 2000) together with the interest earned thereon, will be used to settle OPCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in the consolidated balance sheet as deferred income that will be amortised to the consolidated income statement over the lease term on a straight-line basis. This includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

## 15. MINORITY INTERESTS

Changes in minority interests are as follows:

| **(in millions of euro)** | |
|---|---|
| **Balance at 31 December 2000** | **(58)** |
| Result for the year | 32 |
| Issuance of share capital to minority interests | 8 |
| Effect of acquisitions and divestitures | 143 |
| Translation adjustment | 5 |
| Other changes | 12 |
| **Balance at 31 December 2001** | **142** |

Minority interests mainly relate to Mobistar, OCH, Orange Romania SA (formerly MobilRom), and Globtel at 31 December 2001.

On 16 January 2001, the Group acquired an additional 8% interest in Dutchtone, bringing its total shareholding to 100%.

The Group increased its shareholding in OCH from 85% to 99.75% during the year.

- On 15 March and on 3 September 2001, the Group respectively acquired an additional 2.5% and 5% in OCH, after two of its co-shareholders chose to exercise their put options, bringing the Group's shareholding in OCH to 92.5%,

- On 7 November 2001, the Group increased the share capital of OCH and thereby increased its shareholding in OCH from 92.5% to 99.75%.

The Group took part in the formation of Orange Sweden, with an initial 51% stake and subsequently acquired additional stakes (34% on 29 August 2001, 10% on 3 December 2001, 3% on 27 December 2001), bringing its total shareholding to around 98% at 31 December 2001.

## 16. SHAREHOLDERS' EQUITY

The Company issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium), reserved for participants in the OrangeFrance savings plan ("Plan d'Epargne Groupe" – PEG Orange France) during the first half of 2001. The Company also issued 31,192 shares for euro 1 nominal value each (euro 10 including premium) that were subscribed by share option holders in December 2001. Refer to Note 17.

The other changes in shareholders' equity relate to:

- Capital gains (euro 331 million) arising from the disposal of KPNO and of other assets,

- A dilution effect (euro 152 million) arising from the contribution of Infostrada to Wind as at 30 July 2001, reducing the Group shareholding in Wind from 43.4% to just below 26.6%,

which have been reflected through equity, in accordance with paragraph 215 of Rule 99-02.

Other changes also include re-evaluation of assets and other adjustments (euro 97 million) mainly arising from the purchase price allocation exercise performed for OCH.

## 17. SHARE BASED COMPENSATION

During 2001, the Board of Directors approved the following new share option and share ownership plans as described below:

**Share Option Plans**

- **Orange Share Option Plan (France)**

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible. The plan grants options to subscribe for new shares or acquire existing shares.

- **Orange Sharesave Plan**

The Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company in the United Kingdom. The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250.

- **Orange International Share Option Plan**

The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Three tranches exist, depending on the employees, each having different vesting periods.

- **Orange US Share Option Plan**

The Orange US Share Option Plan is a qualifying share option for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

**Share Ownership Plans**

- **Orange Sharepurchase Plan**

The Sharepurchase Plan, which is established under a trust, was put in place for eligible employees in the United Kingdom. Voting rights attributable to the shares may not be directly exercisable while shares are held in the trust. However, the participants may be allowed to direct the trustees as to how to exercise those voting rights.

*Partnership Shares*

Eligible employees can acquire the Company's "partnership shares", via the trust, up to £1,500 or to 10% of annual pre-tax salary each year.

*Matching Shares*

One free share ("matching share") is offered for every two partnership shares purchased by the employees, up to an annual limit of £750 worth of matching shares.

*Free Shares*

In addition, the Company may grant "free shares" up to £3,000 per employee, per year.

Matching and free shares must be held in the trust for three years (if an employee withdraws partnership shares before this time, the matching and free shares are forfeited).

- **Restricted Share Plan**

The Restricted Share Plan was established at the beginning of the public offering process and was designed for certain key employees, principally in the United Kingdom. Participants were allocated a number of shares which will vest in three equal tranches, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares. The Trust is funded directly by France Telecom and the Company is not required to contribute to the cost of these shares.

- **Senior Manager's Long Term Bonus Plan**

The Senior Manager's Long Term Bonus Plan is designed for certain key employees. Participants are allocated a number of shares which will vest in three equal tranches, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares.

**OrangeFrance savings plan ("PEG OrangeFrance")**

This plan is designed for employees of OrangeFrance who are French residents or otherwise eligible. Employees can invest up to 25% of their annual pre-tax salary and the participants can be granted delayed payment by way of a loan of up to 3 years. Shares are acquired at a 20% discount to the initial public offering price and a matching element is also offered to employees.

Information relating to stock option, share ownership plans and OrangeFrance savings plan during 2001 is as follows:

## SHARE OPTION PLANS

| (number of options) | Orange Share Option Plan (France) | Orange Sharesave Plan 3 year | Orange Sharesave Plan 5 year | Orange Share Option Plan | Orange US Share Option Plan | Total |
|---|---|---|---|---|---|---|
| **Options outstanding at beginning of period** | - | - | - | - | - | - |
| Granted | 28,164,193 | 2,919,600 | 4,037,379 | 56,503,258 | 2,744,155 | 94,368,585 |
| Exercised | - | (168) | (158) | - | (30,866) | (31,192) |
| Forfeited/lapsed | (1,623,238) | (192,053) | (265,710) | (3,499,921) | (7,623) | (5,588,545) |
| **Options outstanding at end of *period*** | **26,540,955** | **2,727,379** | **3,771,511** | **53,003,337** | **2,705,666** | **88,748,848** |

Detail of the options granted during the year is as follows:

| | Number of options | Weighted average exercise period (months) | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| **Orange Share Option Plan (France)** | | | | |
| 12 February 2001 | 24,316,657 | 21 | 12 February 2011 | euro 10.00 |
| 24 October 2001 | 3,847,536 | 5 | 23 October 2011 | euro 9.15 |
| **Orange Sharesave Plan - 3 year** | | | | |
| 21 March 2001 | 2,356,097 | 22 | 1 December 2004 | £4.98 |
| 4 December 2001 | 563,503 | 7 | 1 June 2005 | £5.13 |
| **Orange Sharesave Plan - 5 year** | | | | |
| 21 March 2001 | 4,037,379 | 52 | 1 December 2006 | £4.43 |
| **Orange Share Option Plan** | | | | |
| 12 February 2001 | 48,201,613 | 19 | 12 February 2011 | euro 10.00 |
| 24 October 2001 | 8,301,645 | 4 | 24 October 2011 | euro 8.98 |
| **Orange US Share Option Plan** | | | | |
| 12 February 2001 | 2,491,177 | 7 | 12 February 2011 | euro 10.00 |
| 24 October 2001 | 252,978 | 2 | 24 October 2011 | euro 8.03 |
| **Total** | **94,368,585** | - | - | - |

Detail of the options outstanding at 31 December 2001 is as follows:

| | Number of options | Weighted average period remaining to full vesting (months) | Weighted average exercise price | Number of options exercisable at 31 December 2001 |
|---|---|---|---|---|
| Orange Shareoption Plan (France) | 26,540,955 | 26 | euro 9.89 | - |
| Orange Sharesave Plan - 3 year | 2,727,379 | 29 | £5.01 | - |
| Orange Sharesave Plan - 5 year | 3,771,511 | 52 | £4.43 | - |
| Orange Shareoption Plan | 53,003,337 | 23 | euro 9.85 | - |
| Orange US Shareoption Plan | 2,705,666 | 9 | euro 9.82 | 1,027,634 |
| **Total** | **88,748,848** | - | - | - |

Options outstanding at 31 December 2001 represent 1.84% of the Company's share issued capital as at that date.

**SHARE OWNERSHIP PLANS**

The loss for the Group arising from the grant of free (or matching) shares to the employees amounted to euro 1 million for the period ended 31 December 2001.

**ORANGEFRANCE SAVINGS PLAN ("PEG")**

The Company issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium) reserved for participants in the OrangeFrance Savings Plan ("Plan d'Epargne Groupe" – PEG OrangeFrance) – refer to note 16. The matching element paid by the Company to the participants in the PEG OrangeFrance amounted to euro 2.3 million for the period ended 31 December 2001. The loans granted to the participants in the PEG OrangeFrance amounted to euro 0.8 million at 31 December 2001.

## 18. PROVISIONS

Provisions for allowances against assets other than plant, property and equipment and intangible assets are as follows at 31 December 2001:

| (in millions of euro) | At beginning of period | Net charge | Other movements [1] | At end of period |
|---|---|---|---|---|
| Customer receivables | 371 | 160 | 6 | 537 |
| Inventories | 44 | 58 | (3) | 99 |
| Investments | 3 | 4 | - | 7 |

[1] Includes exchange rate differences and effects of acquisition

Allowances are set up against the estimated cost of non-recovery of receivables. They are based on an individual or statistical evaluation of the risk of non-recovery of receivables from individuals, professionals, operators and distributors.

## 19. TRADE AND OTHER RECEIVABLES

The Group does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

Other debtors mainly comprise VAT receivables and prepayments.

Trade accounts receivable and other debtors are mostly due within one year.

## 20. COMMENTS ON THE CONSOLIDATED CASH FLOW STATEMENT

*Cash paid for investments securities and acquired business, net of cash acquired*

This heading includes payments made in relation to the acquisition of additional interests in Dutchtone (8%), OCH (7.5%) and BITCO (15%) and also to a capital increase in Wind (prior to the contribution of Infostrada to Wind).

*Proceeds from sale of assets*

This heading mainly includes the cash received by the Group following the disposal of its 50% investment in KPNO (refer to note 10).

*Decrease in other liabilities*

This heading includes payments made in relation to the acquisitions of:

- A 42.5% interest in OCH (euro 1,082 million),
- A 43.4% interest in Wind (euro 4,878 million).

Those acquisitions took place in 2000 and borrowings were reflected in the Group consolidated balance sheet at 31 December 2000. The capital injection of euro 9,771 million, received from France Telecom on 29 December 2000, was used to extinguish those borrowings in 2001. Refer to note 11.

## 21. COMMITMENTS AND CONTINGENCIES

**OFF BALANCE SHEET COMMITMENTS RELATED TO NETWORK EQUIPMENT AND INVENTORIES**

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers containing stock protection clauses. Management believes that no significant risk of financial loss could arise from these contracts.

## LEASE COMMITMENTS

The table below shows future minimum lease commitments due under non-cancellable operating and capital leases at 31 December 2001:

| (in millions of euro) | Operating leases | Capital leases |
|---|---|---|
| 2002 | 317 | 38 |
| 2003 | 232 | 13 |
| 2004 | 220 | 6 |
| 2005 | 210 | 1 |
| 2006 | 200 | 1 |
| 2007 and thereafter | 645 | 3 |
| Total minimum lease commitments | 1,824 | 62 |
| Less amounts *representing interest* | - | (4) |
| **Present value of net minimum lease commitments** | **1,824** | **58** |

Rental expense under operating leases amounted to euro 410 million at 31 December 2001 (compared to euro 350 million at 31 December 2000 and euro 162 million at 31 December 1999, on a pro forma basis).

In 2001, as part of a cross-border lease (QTE lease) with third parties, OCH disposed of and leased back telecommunication equipment amounting to euro 203 million. OCH deposited funds, totaling euro 203 million at 31 December 2001, which will be used to settle its obligations under the capital lease. This in-substance early extinguishment of the capital lease obligations resulted in the offset of the deposit amount and the capital lease obligation.

The obligations under the 1995 and 1997 OPCS's defeased leases (refer to note 14) and under the 2001 OCH's QTE lease (see previous paragraph) are not reflected in the above tables because of the early extinguishment of these commitments.

## OFF BALANCE SHEET COMMITMENTS LINKED TO FINANCIAL INVESTMENTS

*MobilCom*

The Group has a call option to purchase 21.6 million shares (33% of the outstanding MobilCom shares) held by MobilCom's founding shareholder, which is exercisable between 2003 and 2006. Moreover, the founding shareholder has a put option against the Group regarding these shares exercisable in certain limited circumstances (if the France Telecom group acquires shares such that it owns more shares than the founding shareholder, or if a major disagreement arises and the France Telecom group imposes its position on the founding shareholder through the contractual mediation process, or if the France Telecom group breaches certain material obligations under the co-operation framework agreement with MobilCom and MobilCom's founding shareholder). The exercise price of the put and call options is to be determined based upon formal evaluation opinions by internationally recognised investment banks, using multi-criteria valuations.

If MobilCom is unable, through existing own capital resources and loan facilities and through additional financing that it procures on its own, to commence UMTS operations, France Telecom SA has a commitment under the terms and conditions set out in this agreement and on the basis of a budget and business plan agreed by France Telecom SA and the Group to provide loans directly to MobilCom or to guarantee third party loans to the extent of any financing necessary until the commencement of UMTS operations.

The conditions of application of the co-operation framework agreement and of France Telecom SA's financing commitments are currently the subject of disagreements with the founding shareholder. A discussion is in progress, of which the Group cannot predict the outcome.

Moreover, the management of the Group considers, to the best of its current knowledge, that the increase in borrowings recorded in the financial statements of the Group could reach a maximum of euro 6 to 7 billion within 18 months should the Group have to fully consolidate MobilCom, of which the existing facilities of euro 6.2 billion are non recourse to the France Telecom group. In this case, the assets of MobilCom, mainly represented by the UMTS licence, would be reassessed based on the new business plan set up by the Group, and taking into account the existence or not of likely consolidation in the mobile market in Germany. The management of the Group considers that the exceptional impairment charge of its investment in MobilCom recorded in 2001 translates implicitly a loss of value of the licence compared to its historic cost.

*Over and above the application of the contractual* arrangements, the sharing between France Telecom SA

and the Group of any financial consequences of the disagreements with the founding shareholder will be determined on the basis of a fairness opinion issued by internationally recognised investment banks designated by the independent directors of France Telecom SA and the Group.

*Wind*

In October 2000, France Telecom and Enel signed an agreement concerning Infostrada, a fixed line telecommunications operator in Italy. Under the terms of that agreement, Enel acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed its Infostrada shares to Wind on 30 July 2001, reducing the Group shareholding in Wind from 43.4% to just below 26.6%. This agreement includes a public offering of not less than 25% of Wind's capital with expected proceeds of euro 3 billion, currently anticipated to take place in 2002, if market conditions are favorable. The agreement also grants the Group an option to acquire additional shares from Enel at any time between the 25th and 30th month following the contribution date of Infrostrada into Wind, to bring its total shareholding to 76.6% of Enel's stake. The option is exercisable at market value (and within a range of no more than 15% above or below a price equal to the offering price in the Wind initial public offering plus 10%). Finally, the agreement grants the Group an option to sell all its Wind shares to Enel in the event that any actions or resolutions are taken or adopted by Wind and the Group does not agree therewith in its sole discretion. The option is exercisable at market value.

*Other off balance sheet commitments*

The Group has entered into agreements with some of its co-shareholders whereby the Group has an option to purchase and/or sell shares of its subsidiaries, affiliates and investments. Some of these agreements also contain clauses relating to transfers of shares. The main agreements are as follows:

- France Télécom Dominicana S.A.: the Group's co-shareholder has a put option, exercisable between 2003 and 2007 at market value, whereby it can sell its 14% shareholding in this company.

- BITCO: in the event of a default by any of this company's shareholders the non-defaulting shareholders can either exercise a call option to buy the defaulting party's shares at 80% of market value or exercise a put option whereby the defaulting party purchases the other shareholders' shares at 120% of market value. Under current applicable legislation in Thailand, the Group does not have the ability, under any circumstances, to increase its shareholding in BITCO beyond its current shareholding of 49%.

**GUARANTEES AND ENDORSEMENTS**

In the ordinary course of its business, the Group gives and receives certain guarantees of which the more significant at 31 December 2001 are as follows:

1. Shares and other assets owned by the Group have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by the Group, amounting to euro 3,679 million (used portion) and totaling euro 3,936 million (total amount of the loans and facilities) at 31 December 2001.

2. A euro 169 million guarantee has been granted to Enel, Wind's majority shareholder, to cover the guarantee that Enel granted to financial institutions as collateral to the ten year deferral of payment of the UMTS licence.

3. A maximum euro 104 million guarantee has been granted to a joint venture, which will be jointly operated by Orange Sverige AB and two other operators in Sweden, pursuant to a network sharing agreement.

4. Guarantees amounting to a maximum euro 49 million and euro 58 million respectively have been granted to equipment suppliers, in connection with the rollout of BITCO's network in Thailand. The first guarantee is valid for a period of 5 months from 30 November 2001. The second guarantee has a limited duration. In February 2002, these guarantees were replaced by a new guarantee amounting to a maximum of euro 199 million.

5. The Group had issued bank guarantees of euro 210 million to cover obligations, which were fully discharged in June 2001.

6. The Group has received guarantees from Orange Plc's former shareholders, Hutchinson Whampoa and British Aerospace, as well as third party insurance to cover the

payment of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency of the deposit banks and the Group would not be liable for the payment on any termination sum.

**LITIGATION AND CLAIMS**

The dispute with the Group's co-shareholders in Connect Austria ended on 4 July 2001 and the tribunal arbitrated in favour of the Group. The International Court of Arbitration confirmed that the Group is a valid shareholder of the Connect Austria joint venture, without any limitation to its rights as a 17.5% stake shareholder. The resolutions previously adopted by the Group's co-shareholders to exclude the Group from the joint venture were declared invalid.

The Group is involved in a number of legal proceedings and has various unresolved claims pending as part of the ordinary course of its business. Associated costs are accrued when it is probable that a liability has been incurred, and the amount of that liability can be estimated within a reasonable range.

Although no assurance can be given as to the outcome of open claims, the Management of the Group estimates that it is not likely that such open claims could have a significant adverse effect on the Group's financial statements as at 31 December 2001.

## 22. RELATED PARTY TRANSACTIONS

The transactions and balances summarised below arose in the ordinary course of business with related parties:
*Balances with related parties*

| (in millions of euro) | At 31 December | |
|---|---|---|
| | 2001 | 2000 |
| **Payables to related parties** | | |
| France Telecom | 3,743 | 12,259 |
| **Receivables and cash on deposits with related parties** | | |
| France Telecom | 677 | 11,961 |
| Non consolidated investments | 50 | 131 |

*Transactions with related parties*

| (in millions of euro) | Year ended 31 December 2001 | Year ended 31 December 2000 | 1999 |
|---|---|---|---|
| | | Pro forma (unaudited) | |
| **Transactions with related parties** | | | |
| France Telecom | | | |
| - Revenues(1) | 1,585 | 1,905 | 1,229 |
| - Expenses(1) | (2,387) | (2,737) | (1,614) |

(1) *Includes interest.*

The main transactions with related parties relate to interconnection between networks.

## 23. COMPENSATION OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT COMMITTEE

The aggregate amount of compensation paid to the executive officers and directors of the Company amounted to euro (*) million in 2001. Directors receive no compensation for their services as directors, other than reimbursement of expenses incidental to their attendance at Board of Directors' meetings.

## 24. POST BALANCE SHEET EVENTS

No significant post balance sheet event is to be mentioned.

## 25. CONSOLIDATION SCOPE

*Changes in consolidation scope in 2001*

The main changes in the consolidation scope which occurred in 2001 are presented below:

- The Group took part in the formation of the following companies during the year:

  - Orange Sweden (with an initial stake of 51%, which was subsequently increased to around 98% - see below),

  - OrangePromotions SA, Inventmobile SA, Mobile for Business SNC, Orange International SAS.

- The Group acquired additional interests in the following companies during the year:

  - Dutchtone (+8%), OCH (+14.75%) and Orange Sweden (+49.96%): refer to note 15,

  - BITCO (+15%): refer to note 9.

- The Group shareholdings in Wind and in MobilCom were reduced during the period (refer to note 9).

- Hutchison Telecommunications (France) SA, Orange France Holding SA and Dutchtone Multimedia N.V. were merged during the year.

- GlobtelNet A.S. was consolidated for the first time in 2001.

*Presentation of consolidation scope*

The consolidation scope presents, for all significant entities:

- The percentages of interest and control as at 31 December 2001;

- The percentages of interest used to prepare the pro forma consolidated statements of income for the years ended 31 December 2000 and 1999.

***FRANCE***

## FULLY CONSOLIDATED COMPANIES

| Company | Country | *% interest* 31 December 2001 | *% control* 31 December 2001 | *Pro forma % interest* 31 December 2000 | *Pro forma % interest* 31 December 1999 |
|---|---|---|---|---|---|
| OrangeFrance S.A. (formerly FTM S.A. ) | France | 99.86% | 99.86% | 99.86% | 99.86% |
| Orange Caraïbes S.A. (formerly France Caraïbe Mobiles S.A.) | France | 100.00% | 100.00% | 100.00% | 100.00% |
| OrangeDistribution S.A. (formerly France Télécom Mobiles Distribution S.A.) | France | 99.86% | 100.00% | 99.86% | 99.86% |
| OrangeServices S.A. (formerly France Télécom Mobiles Services S.A.) | France | 99.86% | 100.00% | 99.86% | 99.86% |
| Rapp 6 | France | 99.86% | 100.00% | 99.86% | 99.86% |
| Orange Supports et Consulting (formerly Télémate) | France | 99.86% | 100.00% | 99.86% | 99.86% |
| OrangeClients S.A. (formerly France Télécom Mobiles Clients S.A.) | France | 99.86% | 100.00% | 99.86% | - |
| Orange Réunion (formerly France Télécom Mobiles La Réunion) | France | 99.86% | 100.00% | 99.86% | - |
| OrangePromotions S.A. (formerly France Télécom Mobiles Promotions S.A.) | France | 99.86% | 100.00% | - | - |

## PROPORTIONALLY CONSOLIDATED COMPANIES

| Company | Country | % interest 31 December 2001 | % control 30 December 2001 | Pro forma % interest 31 December 2000 | Pro forma % interest 31 December 1999 |
|---|---|---|---|---|---|
| Darty France Télécom | France | 49.93% | 50.00% | 49.93% | 49.93% |
| Fidecall | France | 49.93% | 50.00% | 49.93% | 49.93% |
| Inventmobile S.A. | France | 49.93% | 50.00% | - | - |
| Mobile Internet for Business S.N.C. | France | 49.93% | 50.00% | - | - |

## *UNITED KINGDOM*

## FULLY CONSOLIDATED COMPANIES

| Company | Country | % interest 31 December 2001 | % control 31 December 2001 | Pro forma % interest 31 December 2000 | Pro forma % interest 31 December 1999 |
|---|---|---|---|---|---|
| Orange plc | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Austria Ltd | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Cellular Services Ltd (formerly Hutchison Cellular Services Ltd) | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Holdings Ltd | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Holdings (UK) Ltd | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange International Ltd | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Mobile Data (UK) Ltd (formerly Hutchison Mobile Data (UK) Ltd) | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Overseas Holdings Ltd | England | 100.00% | 100.00% | 100.00% | 100.00% |
| *Orange Overseas Holdings No.2 Ltd* | *England* | *100.00%* | *100.00%* | *100.00%* | *100.00%* |
| Orange Paging (UK) Ltd (formerly Hutchison Paging (UK) Ltd) | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Personal Communications Services Ltd | England | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Retail Ltd | England | 100.00% | 100.00% | 100.00% | 100.00% |
| *Orange 3G Ltd* | *England* | *100.00%* | *100.00%* | *100.00%* | *100.00%* |
| The Point Communications Ltd (formerly Hutchison Personal Communications Ltd) | England | 100.00% | 100.00% | 100.00% | 100.00% |

*REST OF WORLD*

## FULLY CONSOLIDATED COMPANIES

| Company | Country | % interest 31 December 2001 | % control 31 December 2001 | Pro forma % interest 31 December 2000 | Pro forma % interest 31 December 1999 |
|---|---|---|---|---|---|
| Orange International Developments Ltd | Bahamas | 100.00% | 100.00% | 100.00% | 100.00% |
| Wirefree Services Belgium (formerly France Télécom Participations Belgium) | Belgium | 100.00% | 100.00% | 100.00% | 100.00% |
| Mobistar Corporate Solutions | Belgium | 50.79% | 100.00% | 50.71% | 50.71% |
| Mobistar S.A. | Belgium | 50.79% | 50.79% | 50.71% | 50.71% |
| Vista Cellular Ltd | Botswana | 51.00% | 51.00% | 51.00% | 51.00% |
| Rapid Link | China | 67.00% | 67.00% | 67.00% | 67.00% |
| Hutchison Telecommunications (France) S.A. | France | - | - | 100.00% | 100.00% |
| Orange France Holding S.A. | France | - | - | 100.00% | 100.00% |
| Orange International S.A.S. | France | 100.00% | 100.00% | - | - |
| Société Ivoirienne de Mobiles | Ivory Coast | 85.00% | 85.00% | 85.00% | 85.00% |
| Société Camerounaise de Mobiles S.A. | Cameroon | 70.00% | 70.00% | 70.00% | - |
| Wirefree Services Denmark A/S (formerly France Télécom Participations Denmark) | Denmark | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange A/S (formerly Mobilix A/S) ("Orange Denmark") | Denmark | 53.58% | 100.00% | 53.58% | 53.58% |
| Orange Holding A/S (formerly Mobilix Holding A/S) ("Orange Denmark") | Denmark | 53.58% | 53.58% | 53.58% | 53.58% |
| France Télécom Dominicana S.A. | Dominican Republic | 86.00% | 86.00% | 86.00% | - |
| Ananova Ltd | England | 100.00% | 100.00% | 100.00% | - |
| *Telsea* | *Mauritius* | *51.00%* | *51.00%* | *51.00%* | *51.00%* |
| Société Malgache de Mobiles | Madagascar | 33.61% | 65.90% | 33.61% | 33.61% |
| Dutchtone N.V. | The Netherlands | 100.00% | 100.00% | 92.00% | 92.00% |
| Dutchtone Multimedia N.V. | The Netherlands | - | - | 100.00% | - |
| Dutchtone Retail | The Netherlands | 100.00% | 100.00% | - | - |
| Orange International B.V. | The Netherlands | 100.00% | 100.00% | 100.00% | 100.00% |
| Orange Romania S.A. (formerly MobilRom S.A.) | Romania | 67.81% | 67.81% | 67.81% | 67.81% |
| Globtel A.S. | Slovakia | 64.27% | 64.27% | 64.00% | 64.00% |
| GlobtelNet A.S. | Slovakia | 85.00% | 85.00% | - | - |
| Orange Sverige AB ("Orange Sweden") | Sweden | 97.96% | 97.96% | - | - |
| Orange Communications S.A. ("OCH") | Switzerland | 99.75% | 99.75% | 85.00% | 85.00% |
| Orange Services US, Inc. | United States | 100.00% | 100.00% | 100.00% | 100.00% |
| Wildfire Communications, Inc. | United States | 100.00% | 100.00% | 100.00% | - |

## EQUITY ACCOUNTED INVESTMENTS

| Company | Country | % interest 31 December 2001 | % control 31 December 2001 | Pro forma % interest 31 December 2000 | Pro forma % interest 31 December 1999 |
|---|---|---|---|---|---|
| Wind Telecomunicazioni S.p.A. (group) | Italy | 26.58% | 26.58% | 43.40% | 43.40% |
| MobilCom A.G. (group) | Germany | 28.31% | 28.31% | 28.50% | 28.50% |
| NewsTakes, Inc. | United States | 25.00% | 25.00% | 25.00% | - |
| Bangkok Inter Teletech Company Ltd (group) – ("BITCO") | Thailand | 49.00% | 49.00% | 34.00% | - |
| Book2eat.com Holdings Ltd (in liquidation) | England | 41.74% | 41.74% | 41.74% | - |